UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2018

EDGEWATER TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-20971	71-0788538
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

200 Harvard Mill Square, Suite 320

Wakefield, Massachusetts 01880

(Address of Principal Executive Offices)(Zip Code)

Registrant’s telephone number, including area code: (781) 246-3343

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On October 1, 2018, Edgewater Technology, Inc. (“Edgewater”) (NASDAQ: EDGW), and Alithya Group Inc. (“Alithya”), a Quebec private corporation, jointly issued a press release announcing that (i) the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Alithya Group inc. (“New Alithya”) (as amended, the “Registration Statement”), relating to the previously announced proposed arrangement (the “Arrangement”) under which both Edgewater and Alithya would become wholly-owned subsidiaries of New Alithya, was declared effective by the SEC on September 27, 2018, and (ii) on September 28, 2018, Edgewater has commenced mailing to its stockholders the definitive prospectus/proxy statement included in the Registration Statement and scheduled a special meeting of the Edgewater stockholders to be held on October 29, 2018, to consider and vote upon the Arrangement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Important Information for Shareholders and Other Investors

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. The Arrangement will be submitted to the shareholders of each of Edgewater and Alithya for their consideration. New Alithya has prepared and filed with the SEC a registration statement on Form F-4 (File No. 333-227310) regarding the Arrangement, which includes a prospectus/proxy statement for Edgewater’s stockholders jointly prepared by Edgewater and Alithya. Alithya also plans to mail its shareholders a management proxy circular in connection with the Arrangement. Edgewater, Alithya and New Alithya may also file other documents with the SEC from time to time.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ARRANGEMENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT MATERIALS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EDGEWATER, ALITHYA AND NEW ALITHYA AND THE PROPOSED ARRANGEMENT.

Shareholders and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about Edgewater, the Company and Alithya as filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC are also available free of charge on Edgewater’s website at www.edgewater.com under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting by e-mail at ir@edgewater.com, or by phone at (781) 246-3343.

Participants in the Solicitation

Edgewater, Alithya and New Alithya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Edgewater in connection with the Arrangement. Information about the directors and executive officers of Edgewater, Alithya and New Alithya is set forth in the prospectus/proxy statement included in the Registration Statement. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the prospectus/proxy statement and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 8-K, including the press release attached to this report as an exhibit, contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Edgewater’s and Alithya’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this report that are not historical statements, including statements regarding the expected timetable for completing the Arrangement, benefits and synergies of the Arrangement, costs and other anticipated financial impacts of the Arrangement, the combined company’s plans and objectives, the tax treatment of the Arrangement, future opportunities for the combined company and services, future financial performance and operating results, and any other statements regarding the Edgewater’s and Alithya’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Edgewater’s or Alithya’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Edgewater’s or Alithya’s shareholders; the timing to consummate the Arrangement; the conditions to closing of the Arrangement may not be satisfied or that the closing of the Arrangement otherwise does not occur; the risk that a court approval that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Edgewater and Alithya; the effects of the business combination on Edgewater and Alithya following the consummation of the Arrangement, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships involving either or both Edgewater and Alithya resulting from the announcement or completion of the Arrangement; expected synergies and other benefits from the Arrangement and the ability of the combined companies to realize such synergies and other benefits; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through Edgewater’s web site at ir.edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the Arrangement, are more fully discussed in the prospectus/proxy statement that is included in the Registration Statement filed with the SEC in connection with the Arrangement. Each of Edgewater and Alithya does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description

99.1	Joint press release dated October 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2018

Edgewater Technology, Inc.

By:	/s/ Jeffrey L. Rutherford
Name:	Jeffrey L. Rutherford
Title:	Chairman, Interim President and Interim Chief Executive Officer (Principal Executive Officer)

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